Mail Stop 4561

May 31, 2007

Mark Roberts
Chief Financial Officer
United Financial Bancorp, Inc.
95 Elm Street
West Springfield, Massachusetts 01089

> **RE: United Financial Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-51369**

Dear Mr. Roberts,

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please have your independent accounting firm revise its report here and on page 58 to properly evidence its signature. Refer to Rule 302 of Regulation S-T.

Consolidated Statement of Earnings, page F-3

2.   Please revise to present earnings per share considering the following guidance:

- 2005 – Include the shares issued to United Mutual Holding Company in your IPO as having been issued and outstanding for the entire period and include the shares issued to the public from the date of issuance.

- 2004 and prior periods - Include the shares issued to United Mutual Holding Company in your IPO as having been issued and outstanding for each of the prior periods.

Similarly revise all other presentations of earnings per share throughout your document including your selected financial data and quarterly results of operations using the above guidance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant